

Mail Stop 3561

May 14, 2010

Steven Lipscomb
Chief Executive Officer
ante5, Inc.
One Hughes Drive, Suite 606
Las Vegas, NV 89169

>   **Re: ante5, Inc.**
>   **Registration Statement on Form 10**
>   **Filed April 23, 2010**
>   **File No. 000-53952**

Dear Mr. Lipscomb:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us the exemption from registration relied upon in completing the referenced Plains Energy acquisition.

Letter to ante5, Inc. shareholders

2. Please remove any suggestion that you will become a "publicly traded" company immediately after the spin-off, as you will merely be a publicly reporting company at that time.

3. Please emphasize in the first bullet point that since shareholder will not have access to information about Peerless and its parent's financial results and prospects, they can have no assurance that the $3 million three-year obligation will be met.

4. Revise to indicate under the bullet points that you presently appear to have a negative cash balance due to your $500,000 obligation to ante4, Inc., and that you have had operating losses for the last 2 fiscal periods, quantifying those losses.

What will happen to ante4 stock options, page 3

5. We note your disclosure that the adjusted and substitute options will have terms and conditions that will be "generally" intended to preserve the intrinsic value of the original option and be "generally" the same as those of the original options. Please confirm that there will be no material differences between the original options and the adjusted and substitute options, or revise to disclose such differences.

Summary, page 4

6. Please treat your summary and Q&A sections as one section and remove repetition.

7. Please disclose that after this spin-off you will constitute a development stage company.

8. Please include a brief description of the BDO Valuation Advisors, LLC valuation of the royalty stream.

Business, page 8

9. Explain the business purpose behind retaining certain royalty rights in various shows. Explain your intent to "monetize" these assets. Do you plan to develop the ante5 business further or simply collect royalties and litigation proceeds?

10. Revise significantly to remove lengthy descriptions of WPT and its businesses since you no longer own those. A short summary should suffice. If your business is limited to royalty collections, provide descriptions of the royalty agreements.

11. We note from your disclosure on page 9 that interest in various operations were excluded from the Party Transaction and continue to be part of your business, but that receivables from Centaurus Games discussed on page 12 were transferred to Party. Please explain to us the reason for the different treatment of these assets.

12. Please revise to remove the marketing language from this section, including your references to ClubWPT.com as "innovative" on pages 9 and 12, to the "prestigious" casinos and poker rooms hosting WPT tournaments on page 10, and to the "innovative" sports-style production of your footage on page 10.

13. Please also provide support for your claim on page 13 that Bluff Magazine is the "world's most widely distributed" poker magazine or remove this assertion.

Risk Factors, page 16

14. Please include a separate risk factor that discusses how current market conditions are expected to impact the monetization of your assets.

15. Please include a risk factor to discuss your reliance on a single full-time officer and the risks inherent in the loss of this officer. Please also discuss the fact that Mr. Limpscomb's compensation has not yet been determined. Please also disclose that there are no independent directors.

16. Include a risk factor addressing the added costs of being a public company and quantify those expected costs.

The valuation of the Royalty Stream is based on assumptions, page 16

17. Consistent with your disclosure on page 21, please disclose here and in the forepart of your Q&A or summary section that Plains Energy was not willing to ascribe any value to the Ante5 Assets in negotiating the terms of the Merger.

The Spin-Off

18. Based upon your current description of the liabilities you acquired from ante4, it is difficult to gauge whether you will be required to pay some, most or all of your liability cap to ante4. Please revise to clarify this point to the extent possible.

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 26

19. Please revise your disclosure on page 27 to remove the language that your disclosure is "for general information only."

Private Securities Litigation Reform Act, page 38

20. Please revise to remove your reference to the Private Securities Litigation Reform Act as it does not apply to you.

Management, page 39

21. Please disclose the specific positions held by Mr. Simonelli at Business.com, PeopleMover, The Walt Disney Company, and Citicorp, or remove your reference to these various senior finance and operational roles.

22. Please remove the reference to Deloitte & Touche as one of the world's largest and well-known accounting firms, as we view this as inappropriate marketing language.

Certain Relationships and Related Transactions, page 40

23. We note your disclosure on page 14 related to the brand license agreement with your majority shareholder, Lakes Entertainment, Inc. Please discuss the nature of this transaction or tell us why it is not necessary.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Stickel at (202) 551-3324 with any questions. If you need further assistance, you may contact me at (202) 551-3412.

Regards,

Amanda Ravitz
Branch Chief – Legal

cc: Via Facsimile (612) 642-8326
        David Polgreen, Esquire